

September 14, 2021

Salvatore Palella
Chief Executive Officer
Helbiz, Inc.
32 Old Slip
New York, NY 10005

> **Re: Helbiz, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2021**
> **File No. 333-259323**

Dear Mr. Palella:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 3, 2021

General

1.   We note that you included the audited year-end financial statements as of December 31, 2020 and unaudited interim financial statements as of June 30, 2021 for only Helbiz, Inc. We also note: (i) your disclosure that the business combination between GreenVision Acquisition Corp. ("GVAC"), Helbiz Holdings, Inc., GreenVision Merger Sub Inc. and Salvatore Palella was consummated on August 12, 2021 and (ii) your reference to the historical financial information of GVAC in your "Unaudited Pro Forma Condensed Combined Financial Information" section. Considering that the business combination with GVAC closed after the unaudited interim period included in your filing, please amend your filing to include the financial statements of GVAC required by Rules 3-01 and 3-02 of Regulation S-X. Please also file the relevant auditor consent as an exhibit to

your registration statement.

2. Please amend your filing to include financial statements of MiMoto Smart Mobility Srl that comply with Rule 3-05 of Regulation S-X, or tell us why these financial statements are not required. In this regard, we note that you provided these financial statements in your recently filed definitive proxy statement related to your merger with GVAC. Please also file the relevant auditor consent as an exhibit to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William S. Rosenstadt